Registration Statement No. 333-275898 Filed Pursuant to Rule 424(b)(2)
The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement

Subject to Completion: Dated August 5, 2024

Pricing Supplement dated August __, 2024 to the Prospectus dated December 20, 2023, the Prospectus Supplement dated December 20, 2023 and the Product Supplement No. 1A dated May 16, 2024

$ Redeemable Range Accrual Notes Based on Daily SOFR, Due August 15, 2031 Royal Bank of Canada

Royal Bank of Canada is offering the Redeemable Range Accrual Notes Based on Daily SOFR (the “Notes”) described below.

•	The Notes will accrue interest at a rate of 6.00% per annum, payable quarterly, but only on each calendar day for which the Reference Rate is (a) greater than or equal to the Lower Barrier of 2.25% per annum and (b) less than or equal to the Upper Barrier of 6.00% per annum. You may not receive any interest payments during the term of the Notes.

•	We may redeem the Notes in whole, but not in part, as described under “Key Terms” below.

•	The Reference Rate is Daily SOFR.

•	Any payments on the Notes are subject to our credit risk.

•	The Notes will not be listed on any securities exchange.

CUSIP: 78014RXC9

Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-6 of this pricing supplement and “Risk Factors” in the accompanying prospectus, prospectus supplement and product supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission or any other regulatory body has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this pricing supplement. Any representation to the contrary is a criminal offense. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality. The Notes are not bail-inable notes and are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)		$
Proceeds to Royal Bank of Canada		$

(1) RBC Capital Markets, LLC will purchase the Notes from us on the Issue Date at purchase prices between $965.00 and $1,000.00 per $1,000 principal amount of Notes, and will pay all or a portion of its underwriting discount of up to $35.00 per $1,000 principal amount of Notes to certain selected broker-dealers as a selling concession. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts and/or eligible institutional investors may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts and/or for an eligible institutional investor may be as low as $965.00 per $1,000 principal amount of Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

The initial estimated value of the Notes determined by us as of the Pricing Date, which we refer to as the initial estimated value, is expected to be between $945.00 and $985.00 per $1,000 principal amount of Notes and will be less than the public offering price of the Notes. The final pricing supplement relating to the Notes will set forth the initial estimated value. The market value of the Notes at any time will reflect many factors, cannot be predicted with accuracy and may be less than this amount. We describe the determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Redeemable Range Accrual Notes Based on Daily SOFR

KEY TERMS

The information in this “Key Terms” section is qualified by any more detailed information set forth in this pricing supplement and in the accompanying prospectus, prospectus supplement and product supplement.

Issuer:	Royal Bank of Canada
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Pricing Date:	August 13, 2024
Issue Date:	August 15, 2024
Maturity Date:*	August 15, 2031
Interest Rate:	For each Interest Period, a per annum rate calculated as follows:

6.00% ×	the actual number of Accrual Days in that Interest Period
the actual number of calendar days in that Interest Period
where an “Accrual Day” means a calendar day for which the Reference Rate is (a) greater than or equal to the Lower Barrier and (b) less than or equal to the Upper Barrier
Lower Barrier:	2.25% per annum
Upper Barrier:	6.00% per annum
Reference Rate:

With respect to any relevant day, the Reference Rate will be Daily SOFR, determined as set forth under “General Terms of the Notes—Reference Rates—Daily SOFR and Compounded SOFR” in the accompanying product supplement, for that day, provided that, if any day is not a U.S. Government Securities Business Day, the Reference Rate for that day will be Daily SOFR for the immediately preceding U.S. Government Securities Business Day.

Notwithstanding the foregoing, for each day from and including the fifth U.S. Government Securities Business Day immediately preceding an Interest Payment Date to but excluding that Interest Payment Date, the Reference Rate will be Daily SOFR for the fifth U.S. Government Securities Business Day immediately preceding that Interest Payment Date.

Interest Payment Dates:*	Quarterly, on the 15th calendar day of February, May, August and November of each year, beginning on November 15, 2024 and ending on the Maturity Date. If an Interest Payment Date is not a business day, interest will be paid on the next business day, without adjustment to the end date of the relevant Interest Period, and no additional interest will be paid in respect of the postponement.
Interest Period:	Each period from and including an Interest Payment Date (or, for the first Interest Period, the Issue Date) to but excluding the next following Interest Payment Date
Redemption:	The Notes are redeemable at our option, in whole, but not in part, on any Call Date upon 10 business days’ prior written notice. If we redeem the Notes, we will pay you the

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principal amount, together with the applicable interest payment, on the relevant Call Date. No further payments will be made on the Notes.
Call Dates:*	The Interest Payment Date scheduled to occur on August 15, 2025 and each Interest Payment Date thereafter
Day Count Convention:	30 / 360
Calculation Agent:	RBCCM

* Subject to postponement. See “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

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ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which the Notes are a part, and the product supplement no. 1A dated May 16, 2024. This pricing supplement, together with these documents, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement and the documents listed below. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its date.

If the information in this pricing supplement differs from the information contained in the documents listed below, you should rely on the information in this pricing supplement.

You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the documents listed below, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm

•	Prospectus Supplement dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm

•	Product Supplement No. 1A dated May 16, 2024:

https://www.sec.gov/Archives/edgar/data/1000275/000095010324006777/dp211286_424b2-ps1a.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank of Canada,” the “Bank,” “we,” “our” and “us” mean only Royal Bank of Canada.

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HYPOTHETICAL INTEREST RATES

The table set forth below illustrates the hypothetical per annum Interest Rate for an Interest Period, based on a hypothetical number of Accrual Days and calendar days in that Interest Period. The table is only for illustrative purposes and may not show the actual Interest Rates applicable to investors.

Hypothetical Number of Accrual Days	Hypothetical Number of Calendar Days	Hypothetical Per Annum Interest Rate
90	90	6.00%
75	90	5.00%
60	90	4.00%
45	90	3.00%
30	90	2.00%
15	90	1.00%
0	90	0.00%

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SELECTED RISK CONSIDERATIONS

The Notes involve risks not associated with an investment in ordinary floating rate notes. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

Risks Relating to the Terms and Structure of the Notes

•	The Notes May Pay a Below-Market Rate or No Interest at All on One or More Interest Payment Dates — Interest will accrue on the Notes only on each Accrual Day, which is a calendar day for which the Reference Rate is (a) greater than or equal to the Lower Barrier and (b) less than or equal to the Upper Barrier. If there are no Accrual Days during an Interest Period, no interest will be payable with respect to that Interest Period. You may not receive any interest payments during the term of the Notes. Your return may be less than the return you would earn if you purchased one of our conventional senior interest-bearing debt securities. You may not receive any interest payments during the term of the Notes.

•	The Interest Rate on the Notes Will Be Capped — The Notes will bear interest at a variable rate that will not exceed 6.00% per annum.

•	The Notes Are Subject to the Risk of an Early Redemption — We have the option to redeem the Notes on the Call Dates set forth above. It is more likely that we will redeem the Notes prior to the Maturity Date to the extent that the interest payable on the Notes is greater than the interest that would be payable on our other instruments of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed prior to the Maturity Date, you may have to re-invest the proceeds in a lower rate environment, and you will not receive any further payments on the Notes.

•	Daily SOFR Levels Will Be Unequally Weighted in Determining the Interest Rate for Each Interest Period — If any day is not a U.S. Government Securities Business Day, the Reference Rate for that day will be Daily SOFR for the immediately preceding U.S. Government Securities Business Day. In addition, for each day from and including the fifth U.S. Government Securities Business Day immediately preceding an Interest Payment Date to but excluding that Interest Payment Date, the Reference Rate will be Daily SOFR for the fifth U.S. Government Securities Business Day immediately preceding that Interest Payment Date. As a result, Daily SOFR levels will be unequally weighted in determining the Interest Rate for each Interest Period. This could reduce the Interest Rate for one or more Interest Periods if a Daily SOFR level referenced for multiple calendar day is below the Lower Barrier or above the Upper Barrier.

•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities, and your receipt of any amounts due on the Notes is dependent upon our ability to pay our obligations as they come due. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. In addition, any negative changes in market perceptions about our creditworthiness may adversely affect the market value of the Notes.

Risks Relating to the Initial Estimated Value of the Notes

•	The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price — The initial estimated value of the Notes will be less than the public offering price of the Notes and does not represent a minimum price at which we, RBCCM or any of our other affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the level of the Reference Rate, our credit ratings and financial condition, the internal funding rate we pay to issue securities of this kind (which is lower

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than the rate at which we borrow funds by issuing conventional fixed rate debt), and the inclusion in the public offering price of the underwriting discount, if any, our estimated profit and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount, if any, our estimated profit or the hedging costs relating to the Notes. In addition, any price at which you may sell the Notes is likely to reflect customary bid-ask spreads for similar trades. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on a secondary market rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary market price will be less than if the internal funding rate were used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the Notes to maturity.

•	The Initial Estimated Value of the Notes Is Only an Estimate, Calculated as of the Pricing Date — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our internal funding rate (which represents a discount from our credit spreads), expectations as to interest rates and volatility and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do. The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.

Risks Relating to Conflicts of Interest

•	RBCCM’s Role as Calculation Agent May Create Conflicts of Interest — As Calculation Agent, our affiliate, RBCCM, will determine any levels of the Reference Rate and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, the Calculation Agent may be required to make discretionary judgments, including those described under “— Risks Relating to the Reference Rate” below. In making these discretionary judgments, the economic interests of the Calculation Agent are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes. The Calculation Agent will have no obligation to consider your interests as an investor in the Notes in making any determinations with respect to the Notes.

Risks Relating to the Reference Rate

•	SOFR Is a Relatively New Reference Rate and its Composition and Characteristics Are Not the Same as LIBOR — The publication of SOFR began in April 2018, and, therefore, it has a limited history. In addition, the future performance of SOFR cannot be predicted based on the limited historical performance. The level of SOFR during the term of the Notes may bear little or no relation to the historical actual or historical indicative SOFR data. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. While some pre-publication historical data has been released by the Federal Reserve Bank of New York, production of such historical indicative SOFR data inherently involves assumptions, estimates and approximations. No future performance of SOFR may be inferred from any of the historical actual or historical indicative SOFR data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR.

The composition and characteristics of SOFR are not the same as those of LIBOR, and SOFR is fundamentally different from LIBOR for two key reasons. First, SOFR is a secured rate, while LIBOR is an unsecured rate. Second, SOFR is

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an overnight rate, while LIBOR is a forward-looking rate that represents interbank funding over different maturities (e.g., three months). As a result, there can be no assurance that SOFR will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events. For example, since publication of SOFR began in April 2018, daily changes in SOFR have, on occasion, been more volatile than daily changes in comparable benchmark or other market rates. For the same reasons, SOFR is not expected to be a comparable substitute, successor or replacement for LIBOR.

•	The Reference Rate Will Be Affected by a Number of Factors and May Be Volatile — Many factors may affect the Reference Rate including, but not limited to:

•	supply and demand for overnight U.S. Treasury repurchase agreements;

•	sentiment regarding underlying strength in the U.S. and global economies;

•	expectations regarding the level of price inflation;

•	sentiment regarding credit quality in the U.S. and global credit markets;

•	central bank policy regarding interest rates;

•	inflation and expectations concerning inflation;

•	performance of capital markets; and

•	any statements from public government officials regarding the cessation of the Reference Rate.

These and other factors may have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market. Additionally, these factors may cause the Reference Rate to be volatile, and volatility of the Reference Rate may adversely affect your return on the Notes.

•	SOFR May Be Modified or Discontinued and the Notes May Bear Interest by Reference to a Rate Other than SOFR, which Could Adversely Affect the Value of the Notes — SOFR is published by the Federal Reserve Bank of New York based on data received by it from sources other than us, and we have no control over its methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time. There can be no guarantee, particularly given its relatively recent introduction, that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Notes. If the manner in which SOFR is calculated, including the manner in which SOFR is calculated, is changed, that change may result in a reduction in the amount of interest payable on the Notes and the trading prices of the Notes. In addition, the Federal Reserve Bank of New York may withdraw, modify or amend the published SOFR data in its sole discretion and without notice. The interest rate for any Interest Period will not be adjusted for any modifications or amendments to SOFR data that the Federal Reserve Bank of New York may publish after the interest rate for that Interest Period has been determined.

•	Uncertainty as to Some of the Potential Benchmark Replacements and any Benchmark Replacement Conforming Changes We Make May Adversely Affect the Return on and the Market Value of the Notes — If the Calculation Agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of the Reference Rate, then the Interest Rate will no longer be determined by reference to daily SOFR, but instead will be determined by reference to a different rate, plus a spread adjustment, which we refer to as a “Benchmark Replacement,” as further described below.

If a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and

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adjustments may be selected, recommended or formulated by (i) the Relevant Governmental Body (such as the Alternative Reference Rates Committee), (ii) the International Swaps and Derivatives Association (“ISDA”) or (iii) in certain circumstances, the Calculation Agent. In addition, the terms of the Notes expressly authorize the Calculation Agent to make Benchmark Replacement Conforming Changes with respect to, among other things, changes to the definition of “Interest Period,” the methodology, timing and frequency of determining rates and making payments of interest and other administrative matters. The determination of a Benchmark Replacement, the calculation of the interest rate on the Notes by reference to a Benchmark Replacement (including the application of a Benchmark Replacement Adjustment), any implementation of Benchmark Replacement Conforming Changes and any other determinations, decisions or elections that may be made under the terms of the Notes in connection with a Benchmark Transition Event, could adversely affect the value of the Notes, the return on the Notes and the price at which you can sell such Notes.

In addition, (i) the composition and characteristics of the Benchmark Replacement will not be the same as those of the Reference Rate, the Benchmark Replacement may not be the economic equivalent of the Reference Rate, there can be no assurance that the Benchmark Replacement will perform in the same way as the Reference Rate would have at any time and there is no guarantee that the Benchmark Replacement will be a comparable substitute for the Reference Rate (each of which means that a Benchmark Transition Event could adversely affect the value of the Notes, the return on the Notes and the price at which you may sell the Notes), (ii) any failure of the Benchmark Replacement to gain market acceptance could adversely affect the Notes, (iii) the Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement may not be predicted based on historical performance, (iv) the secondary trading market for Notes linked to the Benchmark Replacement may be limited and (v) the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement and has no obligation to consider your interests in doing so.

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UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

You should review carefully the section in the accompanying product supplement entitled “United States Federal Income Tax Considerations.” The following discussion, when read in combination with those sections, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes.

Generally, this discussion assumes that you purchased the Notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you.

In the opinion of our counsel, it is reasonable to treat the Notes for U.S. federal income tax purposes as debt, and the remaining discussion is based on this treatment. Based on market conditions as of the pricing date, we will determine whether the Notes are treated for U.S. federal income tax purposes (1) as “variable rate debt instruments” or (2) as “contingent payment debt instruments,” and the final pricing supplement will give further information on this issue.

If the Notes are treated as variable rate debt instruments, all stated interest on the Notes will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of tax accounting. See the section entitled “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Debt Instruments—Notes Treated as Variable Rate Debt Instruments—Interest on VRDIs That Provide for a Single Variable Rate” in the accompanying product supplement.

If the Notes are treated as contingent payment debt instruments, (i) you will be required to recognize interest income based on our “comparable yield” for a similar non-contingent debt instrument and a “projected payment schedule” in respect of the Notes, adjusted each year to take account for the difference between the actual and the projected payments in that year, and (ii) you generally must treat any gain on a taxable disposition as interest income and any loss as ordinary loss to the extent of previous interest inclusions, with the balance treated as capital loss. See the section entitled “United States Federal Income Taxation — Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments — Notes Treated as Contingent Payment Debt Instruments” in the accompanying product supplement.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

After the initial offering of the Notes, the public offering price of the Notes may change.

The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. For a period of up to approximately six months after the Issue Date, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount, if any, or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount, if any, and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

RBCCM or another of its affiliates or agents may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

For additional information about the settlement cycle of the Notes, see “Plan of Distribution” in the accompanying

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prospectus. For additional information as to the relationship between us and RBCCM, see the section “Plan of Distribution—Conflicts of Interest” in the accompanying prospectus.

STRUCTURING THE NOTES

The Notes are our debt securities. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under structured notes at a rate that is lower than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. The lower internal funding rate, the underwriting discount, if any, and the hedging-related costs relating to the Notes reduce the economic terms of the Notes to you and result in the initial estimated value for the Notes being less than their public offering price. Unlike the initial estimated value, any value of the Notes determined for purposes of a secondary market transaction may be based on a secondary market rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with RBCCM and/or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, volatility and the tenor of the Notes. The economic terms of the Notes and the initial estimated value depend in part on the terms of these hedging arrangements.

See “Selected Risk Considerations—Risks Relating to the Initial Estimated Value of the Notes—The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price” above.

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